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                                                                   Exhibit 99.15

                       THE STATE CORPORATION COMMISSION

                            OF THE STATE OF KANSAS

Before Commissioners:               John Wine, Chair
                                    Cynthia L. Claus
                                    Brian J. Moline

In the Matter of the Investigation of Actions of )
Western Resources, Inc. to Separate its          )  Docket No.  01-WSRE-949-GIE
Jurisdictional Electric Public Utility Business  )
from its Unregulated Businesses.                 )


                         ORDER INITIATING INVESTIGATION

         For the reasons stated below, the State Corporation Commission of the State of Kansas ("Commission") initiates this investigation of the actions taken by Western Resources, Inc. ("WRI") to separate its jurisdictional electric public utility business from its unregulated businesses, and of the continued ability of the electric public utility to provide efficient and sufficient electric service at just and reasonable rates.

                              I. Factual Background

         1. Public information concerning actions and plans of WRI to restructure WRI by separating its regulated public utility business from its unregulated businesses is available in the S-1 Registration Statement No. 333-47424 ("Registration Statement") filed by Westar Industries, Inc. ("Westar") at the Securities and Exchange Commission ("SEC"); 10-K reports of WRI filed at the SEC; published financial analysts' reports; Commission records, documents and press releases relating to the proposed merger of WRI's utility business with the Public Service Company of New Mexico.
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         2. WRI is a certificated electric public utility subject to the jurisdiction of the Commission. WRI, doing business in parts of the state of Kansas as KPL, and its wholly-owned subsidiary, Kansas Gas and Electric Company ("KG&E"), provide retain electric service to approximately 636,000 customers in the state of Kansas.

         3. Westar, currently a wholly-owned subsidiary of WRI, filed Amendment No. 2 to the Registration Statement with the SEC on April 13, 2001. Through this filing, WRI is taking the first step in a series of transactions which may result in the separation of Westar from its electrical utilities business. Westar is a holding company which owns interests in Protection One, Inc., Protection One Alarm Monitoring, Inc., Protection One International, Inc., Protection One (UK) plc and ONEOK, Inc. Westar's assets comprise substantially all of WRI's non electric utility assets.

         4. WRI has stated that the separation of Westar from WRI should allow the investment community to more accurately value Westar's assets. In effecting the separation of Westar from WRI, WRI must distribute certain of its assets, liabilities and equity between itself and Westar. This distribution is embodied in the Asset Allocation Agreement, and Amendment No. 1 thereto, as referenced in the Registration Statement. WRI's decisions in implementing the separation of assets, liabilities and equity effectively establish separate balance sheets for Westar and WRI. If WRI implements its plan to separate Westar from WRI, the financial condition of WRI, which will be left with only electric utility assets and substantially all of WRI's liabilities (excluding those issued by Protection
One), may be significantly diminished.

         5. According to Westar's Registration Statement, Westar has entered into an Asset Allocation Agreement with WRI providing for the repayment of a note receivable form WRI. Registration Statement at 6. The note receivable, due Westar from WRI, records the receipt of cash advances provided WRI by Westar pursuant to the Asset Allocation Agreement. The balance of the
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note receivable was approximately $350 million as of January 31, 2001. Form
SC-13-D filed by WRI March 12, 2001. The balance of the note receivable will be increased by additional cash advances by Westar to WRI, including an advance of all net proceeds of the rights offering contemplated by Westar. On February 28, 2001, WRI decreased the inter-company note receivable by issuing WRI common stock to Westar. Westar received 14.4 million shares valued at $350 million. Westar is now the largest stockholder in WRI, holding approximately 17 percent of WRI's voting capital stock. Form SC-13D filed by WRI on March 12, 2001.

         6. In its most recent Form 10-K filed by WRI with the SEC on April 2, 2001, WRI states, "Protection One Has Had a History of Losses Which are Likely to Continue." Protection One is WRI's monitoring service business that is not regulated by this Commission. For the years ending 1998, 1999 and 2000, Protection One reported net losses (excluding extraordinary items) of $17.8 million, $91.9 million and $127.1 million, respectively. 10-K at 20. Because WRI owns 85 percent of Protection One, those losses are consolidated on WRI's financial statements.

         7. In addition to these losses, WRI warns its shareholders that changes considered by the Financial Accounting Standards Board could require Protection One to write down or remove from its balance sheet a significant amount of its assets. In addition, WRI warns its shareholders that the amount would have a material adverse effect on its operating results, including the regulated utility business operations. 10-K at 21.

         8. On March 29, 2000, the three major credit rating agencies downgraded WRI's debt from "investment grade" to what is commonly referred to as a "junk bond rating." (Fitch, Inc. from A- to BB+; Standard & Poors' from BBB+ to BB+; and Moody's from A3 to Ba1.) Press Releases by Fitch, Inc., Standard & Poors', and Moody's dated March 29, 2000. The rating agencies issued their press releases as WRI's management announced a restructuring plan that would have separated
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WRI's unregulated investments from its regulated utility business. That plan, like the separation plan currently contemplated by WRI, would have shifted a vast majority of the company's total debt to the regulated operations leaving the unregulated entity unburdened by the interest expense. WRI eventually dropped that restructuring plan, but the rating agencies have not returned WRI's bond rating to its previous investment grade.

         9. The downgrade of WRI's credit rating had an immediate effect of halting WRI's ability to issue short-term, unsecured notes known as commercial paper to finance its short-term capital needs. WRI negotiated a short-term lending arrangement with banks secured by a mortgage to replace its commercial papers program. WRI entered into a $600 million two-year secured note with an interest rate of 10.50 percent. 10-K at 71. WRI has included this cost in its recent rate filing. Docket No. 01-WSRE-436-RTS.

         10. According to WRI's most recent 10-K filing, it has $1.3 billion in debt coming due between now and 2005. 10-K at 70. This amount does not include additional capital required to fund new power plants that are in the planning stages.

         11. On November 8, 2000, WRI entered into a merger agreement with the Public Service Company of New Mexico ("PNM") to effect the combination of its electric utility business with PNM. Pursuant to the conditions and terms of the agreement, WRI and PNM will become subsidiaries of a new holding company. WRI will "split-off" Westar concurrently with the closing of the merger with PNM. The "split-off" involves the distribution of Westar's common stock held by WRI to WRI's shareholders in exchange for a portion of the shareholders' WRI common stock. As a result, all of Westar's common stock held by WRI will be distributed to WRI's shareholders in the "split-off". Registration Statement at 9.

         12. It is clear from the contents of Westar's Registration Statement and WRI's merger
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agreement with PNM that the separation of Westar and WRI is related to the merger. Further, the terms and conditions for the combination require the successful separation and "split-off" of Westar from WRI prior to completion and effectiveness of the merger.

                                II. Jurisdiction

         13. WRI is a certificated electric public utility subject to the jurisdiction of the Commission pursuant to K.S.A. 66-104 and 66-131. An electric public utility is required under K.S.A. 2000 Supp. 66-101b to carry out the mandate of its certificate to provide efficient and sufficient service at just and reasonable rates.

         14. The Commission has plenary authority under K.S.A. 66-101 to "supervise and control" the electric utilities doing business in Kansas and "is empowered to do all things necessary and convenient for the exercise of such power, authority and jurisdiction." The Commission has clear authority under K.S.A. 66-101h to "examine and inspect the condition of each electric public utility" and the "manner of its conduct and its management with reference to the public safety and convenience." Further, the Commission has the jurisdiction and authority to investigate, on its own initiative, any act or practice of an electric public utility that affects its ability to provide efficient and sufficient service at just and reasonable rates and to substitute such act or practice after investigation and hearing under K.S.A. 2000 Supp. 66-101d. These provisions, by themselves, create sufficient authority for the Commission to carry out this investigation, since the actions, events and relationships described above may affect the utilities' ability to provide efficient and sufficient service at just and reasonable rates.

         15. Any transaction that constitutes a "contract or agreement with reference to or affecting" the certificate of convenience is not valid until it is approved by the Commission pursuant to K.S.A. 2000 Supp. 66-136. One or more of the agreements which are a part of, or relate to, the
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actions, events and relationships described in Part I above may affect the utilities' ability to carry out the public utility responsibilities associated with their certificates of convenience. Consequently, the Commission has jurisdiction to investigate such agreements, declare them subject to K.S.A. 2000 Supp. 66-136, and require that they be brought to the Commission for approval.

         16. Any affiliate of a jurisdictional public utility that holds more than 10 percent of the voting capital stock of the public utility is subject to the Commission's jurisdiction under K.S.A. 66-1401, et seq., for the purposes of that act. In addition, any management contract or similar agreement entered into between the affiliate and the public utility can have no effect until filed with the Commission, and such contracts or agreements can be disapproved, upon investigation and hearing, if found by the Commission not to be in the public interest. K.S.A. 66-1402. One or more of the agreements which are a part of, or relate to, the actions, events and relationships described in Part 1 above will involve "affiliate interest" as defined by K.S.A. 66-1401 (2), and will be a transaction "other than ownership of stock and recipt of dividends thereon." Id. In addition, one or of the contracts could constitute a "management" contract requiring advance approval under K.S.A. 66-1402. Consequently, the Commission has jurisdiction to investigate such agreements, declare them subject to K.S.A. 2000 Supp. 66-136, and require that they be brought to the Commission for approval.

         17. Neither WRI nor Westar has made any filing with the Commission to seek approval of this transaction.

                     III. Commencement of the Investigation

         18. Accordingly, the Commission finds that the matters set forth in this Order warrant an investigation into whether the participation by WRI and its affiliates in the transactions and relationships described herein, and any other transactions or relationships which may emerge from
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the investigation, is consistent with Kansas law, including WRI's and KG&E's statutory obligations to provide efficient and reliable service to Kansas customers at just and reasonable rates. The Commission further finds that it has jurisdiction to conduct this investigation.

         19.      In light of the foregoing, the Commission orders as follows:

                  (A) WRI and Westar shall, within 60 days of service of this order, provide a verified explanation of why each of the actions, events or relationships described in paragraphs 1-12 of this order, or other actions, events or relationships related to those described therein and known to WRI or Westar, will not adversely affect the ability of WRI or KG&E to provide efficient and sufficient electric utility service at just and reasonable rates to its certificated electric utility customers in the state of Kansas. Such verified explanation shall be accompanied by all relevant documents which constitute, explain or justify the actions, events or relationships.

                  (B) WRI and Westar shall provide to this Commission, on a continuing basis, 10 copies of all documents filed with the SEC or transmitted to its investors, related to the aforedescribed actions, events or relationships, including any disclosures made concerning the Commission's investigation, on the same day that it files such documents with the SEC or transmits them to its investors.

                  (C) Commission Staff shall begin immediately an investigation into the impact on WRI's and KG&E's ability to carry out their public utility obligations of the aforedescribed actions, events and relationships. Such investigation shall include, but not be limited to:

                           (i) the basis for and the effect of the Asset Allocation Agreement, as referenced in the S-1 Registration Form, on WRI's ability to meet its certificate obligations to provide sufficient and efficient service at just and reasonable rates;

                           (ii)     the basis for and effect of the
                                    inter-company note receivable on WRI's
                                    ability to meet its certificate obligations to provide sufficient and efficient service at just and reasonable rates;

                           (iii) the split-off of Westar stock and any other event described in the S-1 filed with the SEC;

                           (iv) the effect of business difficulties faced by WRI's unregulated operations, including whether the utility business should
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                                    continue to be affiliated with unregulated
                                    business and, if so, under what conditions;

                           (v) whether the present and prospective capital structures are appropriate given WRI's and KG&E's public utility responsibilities; and

                           (vi) whether WRI and KG&E are taking the actions necessary to assure that service to Kansas customers is economical and efficient.

                  (D) To carry out such investigation, Staff shall have authority to carry out discovery consistent with the Commission's rules, including the right to take deposition of relevant witnesses. Staff shall present a report to the Commission on its findings no later than October 8, 2001 unless the Commission extends this date.

         20. Staff, WRI and Westar shall, and other interested persons may, suggest additional issues or questions for the Commission to include in this investigation, and shall submit such suggestions to the Commission no later than July 30, 2001.

         21. Upon receiving the suggestion described in the preceding paragraph, the Commission will hold a prehearing conference to discuss the additional issues or questions and the procedures that will be utilized to conduct its investigation. Notice of the prehearing conference shall be given by separate order.

         IT IS, THEREFORE, BY THE COMMISSION CONSIDERED AND ORDERED THAT:

         (A) This docket shall be initiated to investigate, as provided above, whether the participation by WRI and its affiliates in the transactions and relationships described herein, and any other transactions or relationships which may emerge from the investigation, is consistent with Kansas law, including WRI's and KG&E's statutory obligations to provide efficient and reliable service to Kansas customers.
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         (B) This order is effective upon service. Any party may file a petition for reconsideration of this order within fifteen days of the date this order is served. If service is by mail, service is complete upon mailing and three days may be added to the above time.

         (C) This order shall be served upon counsel for WRI and Westar. The Commission records indicate that the general counsel of WRI and Westar is Richard D. Terrill, Western Resources, Inc., 818 Kansas Avenue, Topeka, Kansas, 66612.

         (D) The Commission retains jurisdiction over the subject matter and the parties for the purpose of entering such further order or orders as it may deem necessary.

         BY THE COMMISSION IT IS SO ORDERED.

         Wine, Chr.; Claus, Comm.; Moline, Comm.

         Dated: May 08 2001
                                            /s/ Jeffrey S. Wagaman
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                                            JEFFREY S. WAGAMAN
                                            Executive Director